As filed with the United States Securities and Exchange Commission on November 9, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1172628 B.C. LTD.

a wholly owned subsidiary of

LUNDIN MINING CORPORATION

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

Annie Laurenson

Lundin Mining Corporation

150 King Street West

Suite 2200

Toronto, Ontario

Canada M5H 1J9

Telephone: (416) 342-5560

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520	Mark T. Bennett Cassels Brock LLP Suite 2100. Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2 Tel: (416) 869-5407

July 26, 2018

(Date tender offer published, sent or given to security holders)

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following additional Exhibit to this Schedule announcing the expiration of the tender offer:

Exhibit Number	Description

99.3	Press release dated November 9, 2018

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of initially filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Lundin Mining Corporation consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2018		LUNDIN MINING CORPORATION

	By:	/s/ Marie Inkster
Name: Marie Inkster
Title: President and Chief Executive Officer

By signing this Schedule, 1172628 B.C. LTD. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2018		1172628 B.C. LTD.

	By:	/s/ Jinhee Magie
Name: Jinhee Magie
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

*99.1	Press release dated July 26, 2018

*99.2	Advertisement dated July 26, 2018

**99.3	Press release dated November 9, 2018

*	Previously filed with the bidder’s tender offer statement on Schedule 14D-1F filed with the Commission on July 26, 2018
**	Filed herewith